

Mail Stop 3561

January 9, 2009

<u>Via U.S. mail and facsimile</u>

Dennis H. Nelson, President and Chief Executive Officer
The Buckle, Inc.
2407 West 24th Street
Kearney, Nebraska 68845-4915

RE: The Buckle, Inc.
Form 10-K for Fiscal Year Ended February 2, 2008
File No. 1-12951

Dear Mr. Nelson:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

John Reynolds
Assistant Director
Office of Beverages, Apparel and
Health Care Services